Aegean Earth and Marine Corporation

71, El. Venizelou Ave. 176 71

Kallithea Athens, Greece

December 8, 2008

VIA EDGAR AND FACSIMILE

United States Securities and

  Exchange Commission

100 F Street, NE.

Washington, D.C. 20549

Attention: Jennifer Hardy

Re:

Aegean Earth and Marine Corporation.

Registration Statement on Form S-1

Registration No. 333-150389

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Aegean Earth and Marine Corporation (the “Company”) respectfully requests, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement so that it may become effective at 4:00 p.m., Eastern Standard Time, December 10, 2008 or as soon thereafter as practicable.  The Company would also appreciate telephone notice of such effectiveness to Lawrence Nusbaum at (212) 269-1400.

In connection with the Company’s request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

(1)

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)

The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

AEGEAN EARTH AND MARINE CORPORATION

By:	/s/ Rizos Krikis
Name: Rizos Krikis
Title: Chief Financial Officer